BY HAND

Mr. Michael Coco
Special Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington DC 20549
U.S.A.

Allen & Overy
安理國際律師事務所
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Central Hong Kong

Tel   +852 2974 7000
Fax   +852 2974 6999

Our ref   DFJ/MUK/67738-00054 HK:1622921.4

August 18, 2005

Dear Mr. Coco:

Republic of the Philippines
Registration Statement under Schedule B
File No. 333-126385

Thank you for your comments on the Registration Statement filed on July 5, 2005 by the Republic of the Philippines. We have enclosed a revised clean Registration Statement as well as two courtesy blacklined copies showing changes from the previously filed version. These changes reflect the Republic's responses to the comments in your letter dated July 21, 2005, as well as additional updates. The Republic's responses to your specific comments are as follows:

General

1.   Where appropriate in the registration statement, please include disclosure regarding the recent appointments of the new finance and budget secretaries to the cabinet of President Arroyo and the circumstances surrounding those appointments.

       As requested, on pages 4 and 10 we have included disclosure regarding these recent appointments.

Prospectus Summary

Economy

2.   Please expand the discussion of the Republic's credit ratings on page 6 to describe the potential impact of the changed rating on the Republic's economy.

Head of Asian Practice	Stanley Chow	Michael S.L. Liu	Registered Foreign Lawyers
Brian W. Harrison[1]	William K.K. Ho	Vicki Liu	Andrew Harrow[2]
Partners	Catherine Husted	Jane M.S. Ng	David Johnson[3]
Simon Berry	Andrew Jeffries	Simon Reid-Kay	Ian Johnson[2]
Thomas Brown	Hyo Young Kang	Angus Ross	Thomas A. Jones[3]
Kenneth D.C. Chan	David Kidd	Christopher L. Swift	Mitchell A. Silk[3]
Mimmie M.L. Chan	Chin-Chong Liew	Joseph L.B. Tse	

[1] Registered Foreign Lawyer; admitted to practise in England and Wales
[2] Admitted to practise in England and Wales
[3] Admitted to practise in New York

Allen & Overy is affiliated with Allen & Overy LLP, a limited liability partnership registered in England and Wales with registered office at One New Change, London EC4M 9QQ.

Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo, Turin and Warsaw.

As requested, on pages 6 and 82 we have discussed the potential impact of the recent credit rating downgrades on the Republic's economy.

3. We refer you to the last paragraph on page 6. Please describe briefly the package of fiscal policy measures to which you refer, and include a cross-reference to more detailed disclosures elsewhere in the registration statement.

As requested, on page 6 we have more fully described the fiscal policy measures cited by Fitch Ratings in relation to its May 2005 upgrade of the Republic's credit rating outlook. We have also added the requested cross-reference to the more detailed discussion of the Republic's fiscal policies.

Republic of the Philippines

National Election

4. Please update the disclosure in this section to reflect any recent political developments, including any potential movement from opposition groups to launch an impeachment process.

As requested, on page 10 we have added disclosure on political developments subsequent to the July 5, 2005 filing, including the impeachment process.

5. Please revise this section to more fully address the level of support for President Arroyo and the present state of the political climate.

As requested, on page 10 we have added disclosure to more fully address the current political climate and the level of support for President Arroyo.

Arroyo Administration Policy

6. Please expand the disclosure in this section, and elsewhere as appropriate, to describe the decision of the Philippines Supreme Court to suspend the value-added tax law and the effect of the decision on the government's efforts to address the budget deficit.

As requested, on pages 14 and 74–75 we have expanded the disclosure regarding the value-added tax law to describe the Court's decision and its potential effect on the budget deficit.

Membership in International Financial Organisations

Relationship with the IMF

7. Please disclose any material impact of the Supreme Court's suspension of the value-added tax on the IMF's review of the Philippine economy and the significance of such an impact.

In response to your request, we have confirmed that the Government and the IMF have not had any discussions regarding the Court's suspension of the value-added tax. We also note that the IMF has made no public statements in relation to the Court's recent decision or its potential effect on the Republic's economy. For these reasons we respectfully submit that the Republic is unable to form a view on this issue and that no additional disclosure is appropriate regarding the impact of the Court's decision on the IMF's review. Furthermore, given the IMF's status solely as an observer, the Government has no reason at this time to believe that the IMF's review will have a significant impact on the Republic's economy.

Recent Economic Indicators

8.   Please provide both the old and the new definitions of unemployment referenced in footnote 5.

As requested, in footnote 5 of the chart on page 17, as well as in the discussion of Prices, Employment and Wages on page 34, we have provided both the old and new definitions of unemployment.

Exchange Rates of Peso per U.S. Dollar

Stabilization of the Peso

9.   Please revise the third bullet point, which appears to contain an incomplete sentence.

As requested, we have corrected the incomplete sentence on page 62 to clarify that Bangko Sentral prohibited certain swap transactions in 2000 because Bangko Sentral believed that these transactions contributed to the volatility of the peso-US dollar exchange rate.

Thank you for your attention to this matter. Please feel free to contact David Johnson at (852) 9109 1441 or david.johnson@allenovery.com if you or other members of the Staff have any questions about this letter or the enclosed filing.

Yours sincerely

Mushtaq Kapasi